Table of Contents

PAGE

Report of Independent Auditors	1–2

Financial Statements
Balance sheets	3
Statements of operations	4
Statements of members’ equity (deficit)	5
Statements of cash flows	6
Notes to financial statements	7–20

Report of Independent Auditors

To the Members and Board of Managers
FreshRealm, LLC

Report on Financial Statements

We have audited the accompanying financial statements of FreshRealm, LLC, which comprise the balance sheets as of December 28, 2019 and December 31, 2018, and the related statements of operations, members’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FreshRealm, LLC as of December 28, 2019 and December 31, 2018, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 2 to the financial statements, the Company has incurred recurring losses from operations and has accumulated deficits that raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and circumstances and management’s plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ Moss Adams LLP

Los Angeles, California
March 30, 2020

FreshRealm, LLC

Balance Sheets

	December 28,	December 31,
	2019	2018

Assets

Current assets
Cash	$2,477,722	$748,237
Restricted cash	349,170	349,170
Accounts receivable, net	1,097,712	1,078,716
Inventory	2,109,245	3,079,862
Notes receivable, net	-	69,629
Prepaid expenses and other current assets	337,439	688,342
Total current assets	6,371,288	6,013,956

Property and equipment, net	3,398,530	7,255,501
Software development costs, net	542,261	1,444,073
Deposits	134,048	171,056
Total assets	$10,446,127	$14,884,586

Liabilities and Members' Deficit

Current liabilities
Accounts payable	$2,350,913	$4,622,085
Accrued expenses	2,334,344	1,665,564
Current portion of notes payable	1,419,052	14,497,572
Total current liabilities	6,104,309	20,785,221
Long-term portion of notes payable, net of current portion	32,132,206	419,052
Deferred rent	498,027	497,294
Total liabilities	38,734,542	21,701,567

Members' deficit
Class A units, no par value, 5,523,901 units authorized and 3,322,291 and 2,920,966 units issued and outstanding at December 28, 2019 and December 31, 2018, respectively; 1,289,623 units issuable as of December 28, 2019	77,283,989	69,520,457
Additional paid-in capital	132,788	17,392
Accumulated deficit	(105,705,192)	(76,354,830)
Total members' deficit	(28,288,415)	(6,816,981)
Total liabilities and members' deficit	$10,446,127	$14,884,586

See accompanying notes.	3

FreshRealm, LLC

Statements of Operations

	Year Ended	Year Ended	Year Ended
	December 28, 2019	December 31, 2018	December 31, 2017
			(Unaudited)

Net revenue	$22,430,025	$37,666,307	$18,218,638
Cost of goods sold	27,071,171	49,034,085	25,983,355
Gross loss	(4,641,146)	(11,367,778)	(7,764,717)

Operating expenses
Salaries and related expenses	10,899,412	11,372,794	7,928,417
Operating and administrative expenses	7,620,078	10,009,665	5,989,973
Loss on disposal of property and equipment	3,050,913	81,192	4,737
Loss from operations	(26,211,549)	(32,831,429)	(21,687,844)

Other expenses (income)
Interest expense	2,870,387	486,160	29,726
Interest income	(2,828)	(10,707)	(1,118)
Other expense	271,254	32,853	-
Net loss	$(29,350,362)	$(33,339,735)	$(21,716,452)

4	See accompanying notes.

FreshRealm, LLC

Statements of Members’ Equity (Deficit)

	Class A		Additional Paid-	Accumulated
	Units	Amount	In Capital	Deficit	Total
Balance at December 31, 2016 (unaudited)	2,156,111	$25,515,288	$264,208	$(21,298,643)	$4,480,853

Sale of Class A units (unaudited)	764,855	28,005,136			28,005,136
Unit-based compensation expense (unaudited)			(98,084)		(98,084)
Net loss (unaudited)				(21,716,452)	(21,716,452)

Balance at December 31, 2017 (unaudited)	2,920,966	$53,520,424	$166,124	$(43,015,095)	$10,671,453

Sale of Class A units	401,325	16,000,033	-	-	16,000,033
Unit-based compensation expense	-	-	(148,732)	-	(148,732)
Net loss	-	-	-	(33,339,735)	(33,339,735)

Balance at December 31, 2018	3,322,291	$69,520,457	$17,392	$(76,354,830)	$(6,816,981)

Class A units subscribed	-	7,763,532	-	-	7,763,532
Unit-based compensation expense	-	-	115,396	-	115,396
Net loss	-	-	-	(29,350,362)	(29,350,362)

Balance at December 28, 2019	3,322,291	$77,283,989	$132,788	$(105,705,192)	$(28,288,415)

See accompanying notes.	5

FreshRealm, LLC

Statements of Cash Flows

	Year Ended	Year Ended	Year Ended
	December 28,	December 31,	December 31,
	2019	2018	2017
			(Unaudited)
Cash flows from operating activities
Net loss	$(29,350,362)	$(33,339,735)	$(21,716,452)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	1,373,494	1,048,782	708,583
Amortization expense	901,812	992,777	882,065
Bad debt expense	-	393,460	-
Write-downs of inventory	720,674	325,000	-
Unit-based compensation expense	115,396	(148,732)	(98,084)
Interest expense relating to Class A units subscribed	65,237	-	-
Loss on disposal of property and equipment	3,050,913	81,192	4,737

Changes in operating assets and liabilities:
Accounts receivable	(18,996)	487,657	(1,340,157)
Inventory	249,943	(1,889,586)	(1,332,667)
Prepaid expenses and other current assets	350,903	63,683	(642,111)
Deposits	37,008	(2,329)	(128,399)
Accounts payable	(2,205,307)	627,132	1,103,486
Accrued expenses	2,710,794	987,765	(28,893)
Deferred rent	733	497,294	-

Net cash used in operating activities	(21,997,758)	(29,875,640)	(22,587,892)

Cash flows from investing activities
Purchase of property and equipment	(660,407)	(3,432,709)	(2,958,581)
Increase in capitalized software development costs	-	(181,466)	(816,351)
Proceeds from sale of property and equipment	27,106	-	-
Proceeds from collection of notes receivables	69,629	87,490	-
Net cash used in investing activities	(563,672)	(3,526,685)	(3,774,932)

Cash flows from financing activities
Proceeds from Class A units subscribed	4,988,487	16,000,033	28,005,136
Proceeds from notes payable	19,800,000	16,500,000	3,479,005
Payments on note payable	(497,572)	(2,979,052)	(2,104,909)

Net cash provided by financing activities	24,290,915	29,520,981	29,379,232

Net change in cash	1,729,485	(3,881,344)	3,016,408
Cash and restricted cash, beginning of the period	1,097,407	4,978,751	1,962,343
Cash and restricted cash, end of the period	$2,826,892	$1,097,407	$4,978,751

Supplemental disclosure of cash flow information:
Interest paid	$75,585	$128,464	$29,277
Income taxes paid	$-	$-	$-

Supplemental disclosure of non-cash investing and financing information:
Refinance of accounts receivable with note receivable	$-	$251,149	$-
Accrued interest converted into note payable	$2,042,014	$-	$-
Note payable converted into Class A units subscribed	$2,709,808	$-	$-

6	See accompanying notes.

FreshRealm, LLC

Notes to Financial Statements

Note 1 – Description of Business and Basis of Presentation

Description of business – FreshRealm, LLC (the “Company” or “FreshRealm”) is headquartered in Ventura, California. The Company is primarily involved in the sales, production and distribution of fresh food meal kits and related products to national retail grocery businesses and home meal distribution providers. Using its cloud-based platform, the Company connects its customers to a national network of food suppliers, food makers and food packers. In the home delivery segment, the Company’s containers are 100% recyclable and the porters in which the food is shipped are reusable. In 2017, the Company started utilizing its platform to supply fresh food meal kits to retailers. This customer base has grown and represents the majority of the Company’s business. The Company was formed on January 17, 2013 and is owned by its members.

Note 2 – Liquidity

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses from its inception, primarily as the result of operations and technology development. The Company has a net loss of approximately $29.4 million for the year ended December 28, 2019, and an accumulated deficit of approximately $105.7 million as of December 28, 2019. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern for one year after March 30, 2020, which is the date the financial statements are available to be issued. The Company’s ability to continue as a going concern is dependent upon achieving a level of sales adequate to support the Company’s cost structure and raising significant capital. Prior to attaining this level of sales, the Company plans to fund its operations through a combination of additional debt and/or equity financing. See Note 15 – Subsequent Events for additional debt fund raising obtained subsequent to December 28, 2019. There is no assurance that the Company will be successful in its efforts to continue to raise additional equity or debt financing or to realize adequate revenue and cash flows from commercial sales. The accompanying financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. Management plans to pursue equity and/or debt financing as required to fund operations until it is able to generate adequate cash flows from product sales.

Note 3 – Summary of Significant Accounting Policies

Basis of presentation – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). References to the ASC included hereinafter refer to the Accounting Standard Codification established by the Financial Accounting Standard Board (FASB) as the source of authoritative U.S. GAAP. During 2019, the Company converted to a 5-4-4 weekly calendar where the fiscal year consists of four quarters of 13 weeks grouped into one 5-week month and two 4-week months. The fiscal year 2019 ended on Saturday, December 28, 2019.

Use of estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. The Company bases its estimates on historical experience and on various other assumptions that are believed reasonable under the

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FreshRealm, LLC

Notes to Financial Statements

Note 3 – Summary of Significant Accounting Policies (continued)

circumstances. Actual results could differ from those estimates. The Company evaluates these estimates on an ongoing basis, including those related to useful lives of intangible assets, unit-based compensation expense, property and equipment, and legal contingencies, among others.

Cash – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 28, 2019 and December 31, 2018, the Company’s cash consisted of amounts held as bank deposits.

The Company has provided a letter of credit to the landlord for one of its leases in the amount of approximately $349,000 as of December 28, 2019 and December 31, 2018. The letter of credit has a term of 12 months and renews automatically each year in the event the lease is still in effect. The amounts associated with the letter of credit have been classified as restricted cash on the accompanying balance sheets. The restricted cash is included as a component of total cash as presented on the accompanying statements of cash flows.

Accounts receivable – The Company’s accounts receivable from product sales are recorded at contracted prices. The company provides an allowance for doubtful collections, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Normal accounts receivables are generally due 15 days after issuance of invoice. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. The allowance for doubtful accounts amounted to approximately $0 and $299,000 at December 28, 2019 and December 31, 2018, respectively.

Accounts receivable included a past due amount of $251,000 from one of the Company’s customers that was converted to a short term note receivable in August 2018 with interest of 10% per annum payable in eleven monthly payments of principal and interest of $24,000. The outstanding balance is reflected as notes receivable as of December 31, 2018 and was paid in full by December 28, 2019 (see Note 7).

Property and equipment – Property and equipment are stated at historical cost less accumulated depreciation. Depreciation expense for furniture and fixtures is computed using the straight‐line method over the estimated useful lives of the assets, generally three years. Depreciation expense for porter parts is computed using the units of production method, which depreciates assets based on frequency of usage, generally 50 occurrences.

Inventory – Inventories are stated at the lower of cost or net realizable value. Cost is determined principally by the first-in, first-out method. Costs include materials, labor and manufacturing overhead.

Any write-down of inventory to the lower of cost or net realizable value creates a new cost basis that subsequently would not be marked up based on changes in underlying facts and circumstances. On an ongoing basis, the Company evaluates inventory for obsolescence and slow-moving items. This evaluation includes analysis of sales levels, sales projections, and purchases by item. If our review indicates a reduction in utility below carrying value, we reduce inventory to a new cost basis. If future demand or market conditions are different than our current estimates, an inventory adjustment to write down inventory may be required, and would be reflected in cost of goods sold in the period the revision is made.

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FreshRealm, LLC

Notes to Financial Statements

Note 3 – Summary of Significant Accounting Policies (continued)

Capitalized software development costs – In accordance with applicable accounting standards, direct costs of the Company’s internal use software development incurred during the application development stage are capitalized until the software is substantially complete and ready for its intended use. The costs capitalized are limited predominately to payroll and the payroll-related costs of employees who are directly engaged in the application development stage in which activities include software configuration, interfaces, coding, installation of hardware, testing, and parallel processing. Costs included in the preliminary project and post-implementation operation stages are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is approximately three years. During the years ended December 28, 2019 and December 31, 2018, the Company capitalized approximately $0 and $181,000, respectively, of gross costs related to salaries and wages.

Salaries and related expenses – Salaries and related expenses consist primarily of personnel and related expenses, including wages, benefits, unit-based compensation and bonuses.

Unit-based compensation – The Company grants unit-based awards to employees and directors, including profit interest units and options, which are accounted for in accordance with ASC 718. The fair value of each grant is estimated on the grant date and is recognized as an expense over the vesting period net of estimated forfeitures.

Income taxes – The Company is a limited liability company which was treated as a partnership for federal income tax purposes and did not pay U.S. income taxes on its taxable income up through December 15, 2018. Through this point, earnings and losses of the Company were included in the individual returns of the members and taxed at the member level. Therefore, no provision or liability for federal income taxes was included in the financial statements for activity up through December 15, 2018.

On February 27, 2019, the Company filed an Entity Classification Election with the Internal Revenue Service to be treated as a corporation for U.S. federal and state income tax purposes effective December 16, 2018. As a result, for activity subsequent to this point the Company accounts for income taxes under the asset and liability method of ASC 740, where deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets of the Company relate primarily to operating loss carryforwards for federal income tax purposes. A full valuation allowance for deferred tax assets has been provided because the Company believes it is not more likely than not that the deferred tax asset will be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

The Company uses a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for three to four years from the filing of a tax return. The Company does not have any entity-level uncertain tax positions as of December 28, 2019 or December 31, 2018.

The Company converted to a calendar year-end effective December 31, 2017. FreshRealm filed its 2016 tax return for the fiscal year ended October 31, 2017, and a short period 2017 return for the period

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FreshRealm, LLC

Notes to Financial Statements

Note 3 – Summary of Significant Accounting Policies (continued)

November 1 through December 31, 2017. The Company filed a return covering the period from January 1, 2018 through December 15, 2018 as an LLC, as well as a stub return as a corporation from December 16, 2018 through December 31, 2018.

Fair value of financial instruments – The Company accounts for the fair value of financial instruments in accordance with the provisions of FASB ASC 820, Fair Value Measurement. This standard defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an “exit price”) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 applies to all accounting pronouncements that require fair value measurements.

The Company’s financial instruments consist primarily of cash, accounts payable, accrued expenses, and notes payable. The carrying values of cash equivalents, accounts payable, and accrued expenses are representative of their fair values due to their short‐term maturities.

Revenue recognition – On January 1, 2019, the Company adopted FASB ASC Topic 606, Revenue from Contracts with Customers using the full retrospective approach. Revenues under ASC 606 are recognized when the promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitles to in exchange for these goods or services. There was no impact to the Company’s historical financial statements resulting from the adoption of ASC 606.

The Company purchases food from various manufacturers, and assembles it into meal kits for retailers or packs it into porters. Once the packing is complete, the meal kits are delivered to retailer distribution centers and the porters are loaded into the third-party carrier’s truck and shipped to the customers. The Company recognizes revenue associated with its performance obligation at a point in time, generally when the product is delivered to its customers, which is typically the grocer retailer.

Subsequent events – Subsequent events are events or transactions that occur after the balance sheet dates but before financial statements are issued. The Company recognizes and discloses the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheets but arose after the balance sheet date and before the financial statements are issued.

The Company has evaluated subsequent events through March 30, 2020, which is the date the financial statements were available to be issued.

Recently issued and adopted accounting pronouncements – In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02 – Leases (Topic 842). This update’s purpose is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update affects any entity that enters into a lease, with some specified scope exemptions. The amendments in this update are effective for fiscal years beginning after December 15, 2020. The Company is currently

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FreshRealm, LLC

Notes to Financial Statements

Note 3 – Summary of Significant Accounting Policies (continued)

evaluating the method of adoption to use. The Company expects most of its leases to be recorded on the balance sheet as a result of adopting the update, which is expected to have a material impact on the balance sheet.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). The standard is intended to eliminate diversity in practice in the treatment of restricted cash in the statement of cash flows and requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For the Company, the amendments in ASU 2016-18 are effective for annual periods beginning after December 15, 2018, with early adoption permitted. The Company has adopted this guidance for the year ended December 31, 2018 and has classified restricted cash as part of total cash on the statements of cash flows.

Note 4 – Property and Equipment

Property and equipment at December 28, 2019 and December 31, 2018, consists of the following:

	December 28,	December 31,
	2019	2018
Furniture and fixtures	$105,508	$102,228
Equipment	3,089,277	3,255,547
Software	756,968	-
Porters	-	2,582,654
Leasehold improvements	1,341,093	1,529,392
Property and equipment, gross	5,292,846	7,469,821
Accumulated depreciation	(2,530,685)	(1,975,256)
	2,762,161	5,494,565
Construction in progress	636,369	1,760,936

Property and equipment, net	$3,398,530	$7,255,501

Depreciation expense was approximately $1,373,000, $1,049,000 and $709,000 (unaudited) for the year ended December 28, 2019, December 31, 2018 and December 31, 2017, respectively.

Note 5 – Inventory

Inventory consisted of the following at December 28, 2019 and December 31, 2018:

	December 28,	December 31,
	2019	2018
Supply inventory	$391,768	$395,262
Food inventory	1,717,477	2,684,600
Total inventory	$2,109,245	$3,079,862

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FreshRealm, LLC

Notes to Financial Statements

Note 6 – Software Development Costs

Capitalized software development costs relate to software developed for internal use. Capitalized software is amortized on a straight-line basis over the estimated useful lives of 3 years. Capitalized software at December 28, 2019 and December 31, 2018 consisted of the following:

	December 28,	December 31,
	2019	2018
Software development	$4,660,344	$4,660,344
Accumulated amortization	(4,118,083)	(3,216,271)
Intangible assets, net	$542,261	$1,444,073

Future scheduled amortization expense related to these assets as of December 28, 2019, is as follows:

Year Ended
December 31,

2020	$498,935
2021	43,326
Total	542,261

Amortization expense for the year ended December 28, 2019, December 31, 2018 and 2017 was approximately $902,000, $993,000 and $882,000 (unaudited), respectively.

Note 7 – Notes Receivable

The following is a summary of notes receivables outstanding as of December 28, 2019 and December 31, 2018:

	December 28,	December 31,
	2019	2018

Unsecured promissory note with a customer entered into on August 7, 2018 for $251,149 bearing interest at 10% per annum and due in 11 monthly payments of $24,011 through July 2019. The balance at December 31, 2018 reflects an outstanding principal balance of $163,659, offset by an estimated allowance for doubtful accounts of $94,030.	$-	$69,629
Total notes receivable	$-	$69,629

The Company also entered into a series of convertible promissory notes with a customer during 2018 for an aggregate total of $2,000,000 bearing interest at 12% per annum. All unpaid principal and interest are due on the earlier of December 31, 2019, or upon a qualified financing or change in control of the customer, as defined in the agreements. Upon a qualified financing or change in control of the customer, the Company shall have the option to convert the outstanding note balances into shares of the customer at a conversion rate equal to 80% of the price per equity sold by the customer in the financing or change of control. If the notes are still outstanding at December 31, 2019, the Company shall have the option to convert the outstanding note balances into the most senior outstanding preferred equity instruments of the customer at a conversion price equal to the price paid by purchasers in the most recent equity sale.

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FreshRealm, LLC

Notes to Financial Statements

Note 7 – Notes Receivable (continued)

The Company has fully reserved for the note receivable balances as of December 31, 2018 which was written off during 2019.

Note 8 – Members’ Equity

The Company’s Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”) dated July 31, 2013 allowed for the issuance of 1,271,075 Class A units. The Operating Agreement has been amended based on a written consent of the board as needed to allow for additional units issued. As of December 28, 2019, the Company was authorized to issue up to 3,580,379 Class A units. In January 2020, the Company’s Board of Directors increased the authorized units by 1,943,522 units to cover the additional units issuable relating to planned equity sales. As a result, the Company has 5,523,901 authorized units to be issued.

During the year ended December 31, 2018, the Company sold 401,325 Class A units for proceeds of approximately $16,000,000. During the year ended December 31, 2017 (unaudited), the Company sold 764,855 Class A units for proceeds of approximately $28,005,000.

During November and December 2019, the Company entered into a series of agreements with investors that provide for the automatic conversion of amounts invested into the Company’s equity units at $6.02 per unit on January 31, 2020. From the investment date though the conversion date, the amounts earn interest at 10% per annum. As of December 28, 2019, the Company recorded an aggregate total of approximately $7,763,000 in members’ equity, including proceeds received of approximately $4,988,000 and the conversion of pre-existing debt of approximately $2,710,000, and accrued interest of $65,000. As of December 28, 2019, the Company had 1,289,623 Class A equity units issuable related to these amounts.

Subsequent to the year ended December 28, 2019, the Company received additional investments of approximately $472,000 with the same terms as above. On the conversion date of February 3, 2020, the Company issued a total of 1,377,318 equity units for the conversion of approximately $8,292,000, including $121,000 of accrued interest.

Note 9 – Unit-Based Compensation

Profit Interest Units (PIUs)

Under the terms of the Company’s Operating Agreement, the Company is authorized to issue up to 195,555 PIUs to employees or other service providers with the purpose of attracting and retaining the best available personnel. PIUs are membership interests in the Company that vest over a period ranging from immediately to five years from the date of grant. Each PIU grant agreement contains a floor value, equal to the estimated fair value of the Company on the date of grant. Upon a sale or dissolution of the Company, PIUs do not receive any value for their units unless the proceeds from sale or dissolution is greater than the floor threshold established in the grant agreement. Accordingly, PIUs have no value on the date of grant.

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FreshRealm, LLC

Notes to Financial Statements

Note 9 – Unit-Based Compensation (continued)

The Company accounts for PIUs at the fair value of the membership units on the date of the grant less the floor value per unit. As the floor value equals the estimated fair value on the date of grant, there is no expense recognized in the statements of operations for the year ended December 28, 2019, December 31, 2018 or 2017 (unaudited).

The following is a summary of the PIU activity for the periods below.

		Weighted-
		Average
		Floor Value
	PIUs	(in '000s)

Outstanding at December 31, 2016 (unaudited)	30,292	$57,534
Granted (unaudited)	5,634	103,287
Forfeited (unaudited)	(6,804)	60,083
Outstanding at December 31, 2017 (unaudited)	29,122	$65,790
Granted	82,649	114,208
Outstanding at December 31, 2018	111,771	101,593
Granted	10,200	157,000
Forfeited	(40,048)	116,614
Outstanding at December 28, 2019	81,923	$101,148

As of December 28, 2019, 73,745 of the outstanding PIUs were vested. The remaining unvested units are scheduled to vest over periods extending through May 2023.

2018 Equity Incentive Plan

The Company has adopted the 2018 Equity Incentive Plan (the “Plan”) which provides for the Company to grant options and other unit-based incentive awards to key employees and other service providers. Under the terms of the Plan, 75,084 units in the Company have been reserved for satisfaction of awards issued under the Plan. The exercise price (or base value from which appreciation is to be measured) of any awards made under the Plan will be the fair value of the units on the date of the grant. Any awards made under the plan have a maximum term not to exceed 10 years. In December 2018, the Company commenced granting options to employees, which represented the first awards issued under the Plan.

The fair value of each option is estimated on the grant date using the Black-Scholes option pricing model using the assumptions noted in the following table. As there is no active market for the Company’s membership units, the volatility was estimated as of each grant date using an index of comparable publicly traded companies. The expected life represents the average between the vesting period and contractual life of the options. The risk-free interest rate is based on published U.S. Treasury Department interest rates for the expected terms of the underlying options.

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FreshRealm, LLC

Notes to Financial Statements

Note 9 – Unit-Based Compensation (continued)

	Year Ended	Year Ended
	December 28,	December 31,
	2019	2018

Expected life in years	7 years	7 years
Stock price volatility	64.4% - 65.2%	59.8% - 60.0%
Risk free interest rate	1.62% - 1.90%	2.83% - 2.92%
Expected dividends	None	None
Estimated forfeiture rate	36.7%	36.7%

The following summarizes the option activity for the periods below:

			Weighted-
			Average
		Weighted-	Remaining
		Average	Contractual
		Exercise	Life
	Options	Price	(Years)

Outstanding at December 31, 2017	-	$-	-
Granted	20,988	44.79
Outstanding at December 31, 2018	20,988	44.79	9.94
Granted	19,816	43.85
Outstanding at December 28, 2019	40,804	$44.33	9.28

Vested and expected to vest
at December 28, 2019	20,091	$44.79	9.14

Exercisable at December 28, 2019	3,680	$43.85	8.93

The weighted average grant-date fair value of options granted during the year ended December 28, 2019 and December 31, 2018 was $27.73 and $27.66, respectively. Total share-based compensation expense relating to options during the year ended December 28, 2019 and December 31, 2018 amounted to approximately $115,000 and $17,000, respectively.

As of December 28, 2019, the total unrecognized expense relating to the options expected to be recognized in future periods was approximately $423,000. The unrecognized expense is expected to be recognized over the vesting periods of the underlying options which extend through June 2023.

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FreshRealm, LLC

Notes to Financial Statements

Note 10 – Notes Payable

The following is a summary of all notes payable as of December 28, 2019 and December 31, 2018:

	December 28,	December 31,
	2019	2018
Unsecured note payable to unit holder, due in monthly installments of $14,172 including interest at 8.6% per annum payable through September 2020.	$123,095	$275,385
Unsecured note payable to unit holder, due in monthly installments of $15,262 including interest at 8.6% per annum payable through September 2020.	132,565	296,572
Unsecured note payable to unit holder, due in monthly installments of $16,990 including interest at 8.6% per annum payable through October 2020.	163,392	344,667

Series of short-term notes payable to Calavo Growers, Inc. ("Calavo"), a unit holder further desctibed in Note 12, with interest accruing at 10% per annum, initially due and payable on October 31, 2019.  Effective November 25, 2019, the Company and Calavo entered into the Eighth Amended and Restated Senior Promissory Note consolidating all outstanding principal and accrued interest on previous Calvo debt amounting to $34,842,014, including $13,000,000 outstanding as of December 31, 2018, $19,800,000 of new borrowings in 2019 and $2,042,014 of accrued interest in 2019 converted to outstanding principal.  In addition, $2,709,808 of outanding principal was converted into the Company's unit offering in November and December 2019 (see Note 8).  The remaining outstanding balance of $32,132,206 due to Calavo bears interest at 10% per annum and is secured by substantially all assets of the Company and is due on November 1, 2021, with Calavo having the option to extend the due date for up to 2 years.

	32,132,206	13,000,000
Series of short-term notes payable to a board member and unit holder with interest accruing at 10% per annum, due and payable $500,000 in September 2019 and $500,000 in October 2019.	1,000,000	1,000,000
	33,551,258	14,916,624
Less: current portion	1,419,052	14,497,572
Long-term portion	$32,132,206	$419,052

During the year ended December 31, 2018, Calavo loaned the Company an additional $2.5 million of short-term notes payable, which was repaid in the same year.

Future scheduled maturities of notes payable as of December 28, 2019 are as follows.

Fiscal Year Ended

2020	$1,419,052
2021	32,132,206
Total	33,551,258

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FreshRealm, LLC

Notes to Financial Statements

Note 11 – Commitments and Contingencies

Lease Commitments

The Company leases commercial property for their office buildings and plant facilities under non-cancelable operating leases. Rent expense was approximately $2,866,000, $3,385,000 and $2,059,000 (unaudited) for the year ended December 28, 2019, December 31, 2018 and 2017, respectively.

The Company has entered into multiple leases for offices and plant facilities. Future minimum lease payments are as follows:

Year Ended
December 31,

2020	$1,662,891
2021	1,409,750
2022	1,121,703
2023	448,797
2024	461,897
Thereafter	1,299,185
Total	$6,404,223

Retirement 401(k) Savings Plan

The Company sponsors a 401(k) retirement savings plan in which the Company makes matching contributions to all eligible employees. The Company’s contributions to the 401(k) plan were approximately $132,000, $140,000 and $23,000 (unaudited) for the year ended December 28, 2019, December 31, 2018 and 2017, respectively.

Contingencies

During the ordinary course of the Company’s business, it is subject to various claims and litigation. Management is not aware of any outstanding litigation which would have a significant impact on the Company’s financial statements.

Note 12 – Related Parties

At December 28, 2019, Calavo owned 38% of the Company, which reduced to 37% upon the unit offering completed on January 31, 2020 (see Note 15). Prior to fiscal year 2016, Calavo was the majority member. Three members of the Company’s board of directors hold seats on Calavo’s board of directors, including one board member who until January 31, 2020, served as Calavo’s Chief Executive Officer. As described in Note 10, Calavo loaned the Company an aggregate total of $15.5 million during the year ended December 31, 2018, of which $2.5 million was repaid during the year. Calavo also loaned the Company an aggregate total of $19.8 million during the year ended December 28, 2019, and had approximately $2,042,000 of accrued interest converted into outstanding principal under the Company’s Amended and Restated Senior Promissory Notes with Calavo. The remaining balance of approximately $32.1 million as of December 28, 2019 is due on November 1, 2021, with Calavo having the option to extend the due date for up to two years.

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FreshRealm, LLC

Notes to Financial Statements

Note 12 – Related Parties (continued)

The Company leased space from Calavo in three pack facilities, in Riverside, CA, Jacksonville, FL and Dallas, TX. The Jacksonville location was opened in March 2019 and the Dallas facility was subsequently closed in February 2020. The leases for these facilities expired in December 2018. Total rent expense for these leases for the year ended December 28, 2019, December 31, 2018 and 2017 (unaudited) amounted to approximately $569,000, $217,000 and $17,000, respectively.

The Company has outstanding notes payable totaling an aggregate of $1,000,000 due to a board member and unit holder (see Note 10).

Total accrued interest due to the related parties above as of December 28, 2019 and December 31, 2018 amounted to approximately $1,045,000 and $358,000, respectively. The accrued interest balances are recorded as a component of accrued expenses on the accompanying balance sheets.

Note 13 – Income Taxes

Prior to the Entity Classification Election filed with the Internal Revenue Service on February 27, 2019, and effective December 16, 2018, the Company did not have any deferred tax assets or liabilities, as the Company was an LLC for income tax purposes, and thus the income tax impact of the Company’s operations was passed through to its members. Therefore, the income tax activity presented below relates to the Company’s operations on and subsequent to the effective date of the Entity Classification Election on December 16, 2018.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 28,	December 31,
	2019	2018
Net operating loss carryforwards	$8,162,669	$244,224
Allowance for doubtful accounts	-	641,187
Reserve for obsolete inventory	287,621	116,955
Accrued expenses	327,622	124,799
Loss on disposal of property and equipment	933,548	-
Depreciation and amortization	(94,771)	29,165
Other	(124,795)	32,994
State taxes	(78,654)	(55,925)
Less: valuation allowance	(9,413,240)	(1,133,399)
Deferred tax assets, net	-	-

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes were as follows:

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FreshRealm, LLC

Notes to Financial Statements

Note 13 – Income Taxes (continued)

	December 28,	December 31,
	2019	2018
Statutory federal income tax rate	21.0%	21.0%
State tax, net of federal benefit	8.8%	6.7%
Non-deductible items	-1.6%	-0.3%
Change in valuation allowance	-28.2%	-27.4%
	-	-

The Company has net operating losses of approximately $27,917,000 as of December 28, 2019 that begin expiring in 2038 for federal and state purposes.

Note 14 – Vendor and Customer Concentrations

The Company acquires goods from various vendor sources. The Company had one vendor which comprised 16.7% and 18.1% of total purchases during the year ended December 31, 2018 and 2017 (unaudited), respectively. There were no vendors which comprised more than 10% of total purchases during the year ended December 28, 2019.

The Company sells its products to a very select number of customers. During the year ended December 31, 2018, the Company had two significant customers which comprised 80.9% and 12.8%, respectively, of net revenue. During the year ended December 31, 2017 (unaudited), the Company had three significant customers which compromised 63.5%, 20.3% and 15.3%, respectively, of net revenue. During the year ended December 28, 2019, the Company had three significant customers which compromised 36.6%, 20.3% and 20.0%, respectively, of net revenue.

The Company had two customers comprising 61.5% and 17%, respectively, of accounts receivable at December 31, 2018. The Company had three customers comprised 46.6%, 29.8% and 19.4%, respectively, of accounts receivable at December 28, 2019.

The Company terminated its relationship with its most significant customer in December 2018. Sales to this customer continued through February 2019, after which point the Company did not generate any future revenue from this customer.

Note 15 – Subsequent Events

Subsequent to the year ended December 28, 2019, the Company received additional investments of approximately $472,000 relating to their unit offering (see Note 8). On the conversion date of February 3, 2020, the Company issued a total of 1,377,318 equity units for the conversion of approximately $8,292,000, including $121,000 of accrued interest.

On February 28, 2020, the Company received an advance in the amount of $1,000,000 from Calavo.

On March 9, 2020, the Company received an additional $135,450 for the purchase of 22,500 equity units.

On March 24, 2020, the Company’s Board of Directors approved an offering to existing members to purchase up to 6,666,667 units at a per unit price of $0.60 for total proceeds of $4,000,000. Existing members can purchase at least up to their pro-rata share of existing membership interests before this offering. Thus far, approximately $520,000 has been received related to this offering.

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